Exhibit (a)(5)(DD)

[On E.ON Zwölfte Verwaltungs GmbH letterhead]

E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), in accordance with the provisions of Article 82 of Spanish Law 24/1988, of 28 July, on the Securities Market, and in connection with the Public Tender Offer (the “Offer”) for 100% of the shares in Endesa, S.A. (“Endesa”) launched by E.ON 12, hereby informs the Comisión Nacional del Mercado de Valores (“CNMV”) and the public of the following

RELEVANT NOTICE

I.
As set out in Section 2.7 of the prospectus of the Offer, the effectiveness of the Offer was initially subject to the fulfilment of two conditions: (i) the acquisition of at least 529,481,934 Endesa shares, representing 50.01% of its share capital; and (ii) that, prior to the expiration of the acceptance period of the Offer, Endesa’s General Shareholders Meeting adopts all necessary resolutions in order to amend Endesa’s articles of association and the said amendments are registered with the Commercial Registry of Madrid.

II.
E.ON hereby waives the second condition mentioned above, regarding the modification of the articles of association of Endesa and its registration with the Commercial Registry. This waiver has received the necessary consents from the banks financing the Offer.

III.	Consequently, the Offer is subject only to the acquisition of at least 529,481,934 Endesa shares, representing 50.01% of its share capital.

IV.	The other terms of the Offer remain unchanged.

Düsseldorf, 6 March 2007

E.ON Zwölfte Verwaltungs GmbH

__________________
Karl-Heinz Feldmann